INVESTMENT OPPORTUNITY

KANSAS CITY
WELLNESS CLUB

KANSAS CITY WELLNESS CLUB

and the pilot of

NEW NEEDS™

ABOUT US

Kansas City Wellness Club is an organic Wellness Center, Spa, Salon, Fitness Center, Yoga & Event space. We provide holistic natural solutions for all preventive and primary care needs, and educate as a vehicle to healthy next age sustainable localized living. We are in vibrant downtown Kansas City MO, breathing modern life back into the grand historic *Kansas City Club*, by becoming a new community asset centered on simplifying the repeatable engagement you have with your Core Life Necessities, leveraging only local economies/businesses, within your budgets & taste/style preferences. We save you time, and you become more resilient to modern life & future shock events.



PROBLEM

MARKET GAP

People feel overwhelmed keeping up with volatility- inflation & supply chain issues, and most recently optimal health concerns. Solutions exist, but no simple pathway has been created to get there, aligned with modern consumer intentions (Healthy: Body, Community, Planet)

COSTS

People spend a lot on beauty products and health products they believe will make them healthier, yet also a lot on doctor visits when they get sick and large insurance payments every month regardless of how healthy they are.

SAVINGS

Now more than ever, people seek to naturally and sustainably strengthen their bodies & communities. They want to save time & money from having to research and travel to multiple places each week/month.

CUSTOMERS

The rise of farm-to-table restaurants, farmer's markets, home grocery/meal deliveries, and organic solutions- 82% of American adults use homeopathic medicines, supplements, or remedies* proves that there's peaking interest in natural health/life solutions.

**Marist Institute for Public Opinion, 2022*


WHAT WOULD YOU DO
WITH 10+ HOURS OF FREE TIME
& $100's IN SAVINGS
PER MONTH?
KANSAS CITY
WELLNESS CLUB
KCWELLNESSCLUB.COM

SOLUTION

CONCENTRATE THE SOLUTIONS INTO 1 PLACE

We improve health, save people time & money by packaging self transformation through holistic multi-dimensional wellness visits, non-invasive natural solutions, and local efficient coordination & delivery of sustainable life needs.

TARGET AUDIENCE

- 2-mile radius: 30k+ residents, office workers, and travelers
- Wellness/Beauty/Organic seekers, Social & Civic clubs/communities- 500k metro
- People exhausted with "traditional healthcare system"

COST SAVINGS

Since people go to so many different places to look & feel great, and take care of all their needs, we save them time. We save them money from multiple transactional based payments.

USABILITY

Wellness Club opened during CV yet has gained traction on its integrated health convenience and profound interactions with providers & services. 1 place, easy engagement for all aspects of the health spectrum.

Core Life Need - *Health*

$900/month current USA avg spend[4m]

Is all that money making you feel as healthy as you want?

How about a bundled approach....

PREVENTATIVE CARE MEMBERSHIP

$111-379[9m] /Month

- Holistic Health
- Body, Mind, Soul
- Immune Strength

KANSAS CITY WELLNESS CLUB

$379 BEST PLAN

+

DIRECT PRIMARY CARE MEMBERSHIP

$72[7m] /Month

- Urgent Care
- Annual Physical
- Vested Doctor
- Dedicated Access

$451 TOTAL

+

HEALTH INSURANCE (OPTIONAL)

$133[8m] /Month

- optional
- "catastrophic"
- There if you need it
- Invest in your wellness, not on frequent illnesses

$584 TOTAL

Pay Less, Receive More, Feel Healthier.

$584 vs $900?


WHAT WOULD YOU DO
WITH 10+ HOURS OF FREE TIME
& $100's IN SAVINGS
PER MONTH?
KANSAS CITY
WELLNESS CLUB
KCWELLNESSCLUB.COM

WHY IS THIS TIMELY?

The "tidal wave" of Modern Day Life is relentless



We guide you above this tidal wave by simplifying your engagement with your core life necessities- starting with health- saving you time & money.


WHAT WOULD YOU DO
WITH 10+ HOURS OF FREE TIME
& $100's IN SAVINGS
PER MONTH?
KANSAS CITY
WELLNESS CLUB
KCWELLNESSCLUB.COM

WHY IS THIS TIMELY?

Modern Day Benefits & Issues

Benefits: Anything, Anytime, from Anywhere 👍

Issues:

- People overwhelmed, don't feel secure
- Rising healthcare costs[4m]
- Inflation, Supply Chain issues in global system
- 3 "skyfall events" in 20 years. AVG ~6-7yrs

9/11 | '08 Financial/Housing | CV19

People are seeking calmness, authenticity, resiliency.

Employee Wellness Program

BUSINESS HIGHLIGHTS

UNIQUE & FIRST TO MARKET

Only place in KC with all these services in 1 location. No location seeking to repeatedly provide for a person's core life necessities- Health, Food, & Clothing- through local & natural economies

REPEATABLE SYSTEMS

Wellness Club now has repeatable processes, checklists, and scripts to optimize all daily/weekly/monthly operations. Roles, Lead Measures, and KPIs are in place with accountability. **We are primed and ready to scale.**

TESTED & AWARD WINNING

Opened right before CV yet won Kansas City's Best Day Spa award in 1st year of operation. **Went from $0 post lockdown (May 2020) to $30k monthly revenue in just 18 months**

AUTHENTIC & IN DEMAND

Highly rated place in the city (Google, PitchKC)- **profound, heartfelt, and transformative video and written reviews.** Better health is greatly on people's minds right now. Greater convenience in managing one's life is always in demand.


COMPANY OVERVIEW
SPA/ SALON
Skin
Hair
Massage
Sauna
Steam
WELLNESS
Coaching
Mindfulness
Energy Healing
Chiropractic
Naturopath
MIND
SOUL
BODY
FITNESS STUDIO
Personal Training
Group Fitness
Yoga Classes
Cardio
Strength Training
VR
PRIVATE PARTIES
Facial
Girl's Night
Corporate
Members
Bridal
EVENTS/ EDUCATION
Social Mixers
Healing Topics
Guidance
Videos
Brain
Art
Neuro
Poetry
Podcasts
Environmental
Barre
Newsletter
COMMUNITY COLLAB
Social clubs, charities, industry experts (organic, holistic, sustainable)

LEGAL STRUCTURE

Kansas City Wellness Club is currently a single member LLC. New Needs is currently a branded service of Kansas City Wellness Club.

STAFF

- Wellness Club hourly based operations team:
  - Operations Managers / Front Desk
  - Sales Manager
  - Receptionists / Spa Attendants
- Service providers are commission based
- Independent Contractors / Natural Based Healers, and Clinicians will rent space

A New Needs coalition and advisory board is being formed, to consist of representatives from the Natural Health, Direct Primary Care, Local Food Systems, & Local Clothing Systems.



HOW WE COST EFFECTIVELY REACH OUR CUSTOMERS

- Wellness Club & local natural sustainable business customer network
- Lead generation from industry specific business partnerships, and 2 mile radius of apartment buildings, hotels, businesses.
- Promos and lead gen from podcast featuring local guests/biz’s
- Foot traffic during lunch timeframes
- Word of Mouth via referral program & business networks
- Social Media ads target geographically & demographically
- Google PPC/AdWords for primary online search terms
- Host Events & Classes, then incentivize attendees with rebook deals

COMPETITION-
KANSAS CITY WELLNESS CLUB


KANSAS CITY
WELLNESS CLUB
Click here to see/hear
what people say about us

How are we different?

No place in Kansas City has all that we do in 1 location

Our building has tradition, grand spaces for overflow or larger lead generation events

We use only naturally derived sustainable products from the earth. We do not use harsh chemicals or invasive treatments that are harmful to the body

We represent a "greater good" community mission, & focus on veterans, EMTs, PDs, FDs, teachers, heros

Our facility is condensed, simple and easy to use, allowing more personal interactions

We provide education and forums on health information not often broadcasted in the mainstream

COMPETITORS

Woodside Gym & Health Club
Many services, yet more expensive, overwhelming, invasive treatments

Genesis Health Clubs
Chain atmosphere, impersonal, just fitness- not all inclusive

The Spa at the Elms
More expensive. Too far outside KC for frequent use. Not all inclusive

The Facial Bar KC
Affordable, but services isolated to just facials- no holistic wellness

KANSAS CITY WELLNESS CLUB FINANCIALS

18%	1,038%	139%
Month-over-Month Revenue Growth	2022-2020 Year-To-Date % Revenue Change	2022-2021 Year-To-Date % Revenue Change
Since post lockdown May 2020	Weekly Average	Weekly Average


KANSAS CITY
WELLNESS CLUB

FINANCIALS



Monthly Revenue Growth
$40,000
$30,000
$20,000
$10,000
$0
May-20
June
July
August
September
October
November
December
Jan-21
February
March
April
May
June
July
August
September
October
November
December
Jan-22
February
March
April
May
June
July
August
September
October
November
December
Month

PLAN TO DRIVE REVENUE AND ATTAIN PROFITABILITY

- ✓ Open up rooms & spaces for rent revenue. $16,120/month exists in immediate new rental revenue potential
- ✓ Increase market reach in 2-mile radius. Downtown KC is the most active/vibrant in KC. Majority of the market yet to be reached. We've never operated in a post CV world, nor been ready to scale. Both are now working for us.
- ✓ Provide incentivized introductory services to build sales funnel and convert to recurring revenue. Current membership introductory special conversion rate ~50%
- ✓ Establish Primary Care partnerships, earn referral-based commission revenue, build full spectrum health image
- ✓ Publicize the mission via collaborations & PR for New Needs pilot group. Lead gen as we become positioned as credible natural and local economy community asset
- ✓ Transaction and Commission based revenue from increased retail in house and via referrals to external inventories




GOAL
Priorities
1
2
3


24
365
7


FC
Which area of your life are you looking to address right now?
Food
Home
Clothes
Health & Wellness

TIMELINE & MILESTONES

NOV 2019	soft opening
JAN 2020	**Full Staff Hired, Official Business Launch**
MAR 2020	CV Shutdown
MAY 2020	Reopen, speak timely wellness message
OCT 2020	Win KC's Best Day Spa award
DEC 2021	Achieve $30k in monthly revenue
JUN 2022	Achieve $35k in monthly revenue
DEC 2022	Achieve $40k in monthly revenue
JUN 2023	New Needs Food/Clothing 30 day pilot phase

**separate opportunities*

AUG 2023	Design New Needs app, start large scale operations
APR 2024	GA of New Needs app, launch to all Wellness Club members, and select KC metro wide participants
2025	KC metro wide rollout, expand to other markets




NEW NEEDS
(WILL BE PILOTED)
1
Initial Identification, Discovery & Setup
Taste/Style Preferences
Lifestyle Status & Wellness Goals
Avg Monthly Budget
Avg Monthly Budget + Membership fee
2
Consultation & Optimization, Order Packaging
KANSAS CITY WELLNESS CLUB
Coaching
Monthly Marketplace
Home Sustainability Solutions
Primary Care, Preventative Health
New Clothes 4 New Needs
Sustenance Meals
New Needs receives % of all Sales
MADE IN U.S.A.
3
KANSAS CITY WELLNESS CLUB
Orders fulfilled by LOCAL Economies / Food & Clothing Businesses / Sustainable Systems
Existing Open Market

KC MARKET OVERVIEW

Wellness Club

$1.8B	ages 18-79 **TAM**
$607B	ages 22-64 **SAM** active, local, tech & wellness minded
$3M	ages 22-64 **SOM** above SAM + 2mile radius

New Needs market research

Core Life Necessities	USA avg spend per month	Transferred to ***New Needs***	Person saves time & money AND gets
Food to eat	$600 ($446-$750)[2m]	→	Consistent food to eat, sustenance, enhanced nutrition
Clothes to wear	$200 ($63-$317)[3m]	→	Quality, timely, personalized clothes
Good Health	$900 ($553-$1,582)[4m]	→ **1 monthly payment of $1,700** *Or can a la carte*	Preventative Care, Primary Care, *optional* Insurance
Sustainable Home *(future phase)*	*$316*[5m] (Household Utilities)		healthy non-toxic, sustainable solutions



PROJECTIONS

Wellness Club: Service & Product Sales + recurring Membership revenue + rent revenue/commissions + referral revenue

Revenue	**2023**	**2024**	**2025**
Wellness Club Sales	$638,828	$968,279	$1,027,765
Wellness Club Commissions, Referrals	$87,222	$234,568	$419,341
Total Revenue	$726,050	$1,202,848	$1,447,106
Expenses			
Wellness Club expenses	$773,929	$938,270	$993,550
Total Expenses	$773,929	$938,270	$993,550
EBIT	-$47,879	$264,578	$453,556

What other markets can we tap into? Corporate Wellness (B2B). Virtual Reality testing partner for wellness programs. Social Wellness Clubs. Wellness Products & Supplements like Essential Oils and other industry leading natural medicine markets.

FUNDING

500K
INVESTED BY OWNER

200K
SECURE LENDER LOANS
1 SBA loan
1 HELOC loan via Owner

219K
UNSECURED LOANS
Unsecured loans

124K
ASK

EXIT STRATEGIES

1. BOOTH RENTAL
PMA “OFF GRID”
NON-PROFIT MODEL

2. MERGER OR
ACQUISITION

3. IPO



About the Founder…


ABUNDANCE





- Raised rural Iowa, lived in London for 3 years, pioneer team
- Traversed 20+ countries (many multiple times)
- History of bridge building, connecting, country work ethic with global street sense perspective, calm under pressure, well networked, automation & system creation focus
- Embraced leadership roles- sports, professional, personal life
- *Cerner Wellness* Lead Project Manager for 10 years
- Created real estate investment company
- Founder & Owner, *Kansas City Wellness Club*
  - Courage and Perseverance to grow the business through 2 unprecedented & challenging CV years
- Have bought local/natural only since 2017
  - Was my own living lab to see if it can be done. It CAN.


VOLT
ORGANIC

THE TEAM



JENNIFER DAVIS
Club Manager



EMMY HARR
Sales Manager



JULIE D'AUTEUIL
Operations Manager



SUSAN SPAULDING
Mentor,
former Business Owner



KATELYN BRYANT
Operations Manager



LAURIE CLARK
Wellness Club Nurse Practitioner,
Advisory Board



GABE ENGELBERT
Principal Owner of Food
Forest Abundance KC,
Advisory Board



ONANI CARVER, TH.D
Research Scientist, Advisory
Board

SUMMARY


Be the change you want
to see in the World
~Mahatma Gandhi
FREE YOUR MIND and THINK

- Multiple sequence of events and market dynamics have converged, timely demand exists for this community asset.
- We have never operated in a full year w/o CV. We have never been operationally ready to scale. Both are now working for us and provide significant large growth opportunity.
- Being in the grand historic building, the Wellness Club has positioned itself as a central hub of wellness connections, and has already established a strong credible foundation.
- People always seek to save time & money, and receive guidance that further simplifies & enhances their life.

*You're busy and modern life is crazy, the **Kansas City Wellness Club** will guide you above that modern tidal wave.*

KANSAS CITY
WELLNESS CLUB

I care about this community, self sufficiency, and unity.

I believe.

I know there are many other believers out there.

DISCUSSION

Heath Wessling

kcwellnessclub@gmail.com

https://kcwellnessclub.com/invest

@kcwellnessclub


KANSAS CITY
WELLNESS CLUB

References

2m. article: http://news.gallup.com/poll/156416/americans-spend-151-week-food-high-income-180.aspx. The low of $103/week to the high end of $173/week per age group. That would be $5,356-$8,996 per year, or $446-$750 per month. Also generally falls in line with numbers listed here:https://www.cnpp.usda.gov/sites/default/files/usda_food_plans_cost_of_food/CostofFoodJul2014.pdf

3m. North Dakota State University, 2010 study found that the average American household spends about 3.8 percent of their income on clothing. For annual household incomes ranging from $20,000 to $100,000, that would be $760-$3,800 per year, or $63-$317 per month.

4m. article: https://www.cnbc.com/2017/06/23/heres-how-much-the-average-american-spends-on-health-care.html. Centers for Medicare and Medicaid Services (CMS) says the average American spent $10,345 on healthcare in 2016. (And it is expected to climb steadily higher to $14,944 in 2023). From a low end of $6,632/year per working age person to the high end of $18,988/year for someone over 64 years. That would be $553-$1,582 per month.

5m. article: https://www.doxo.com/insights/u-s-utilities-market-size-and-household-spending-report

7m. Average cost of 5 KC metro Direct Primary Care locations, generally ages 26-64.
- *https://directcarekc.com/fees/, $75, 26-64.*
- *https://summitfamilycare.com/, $70, 26-64.*
- *https://bluelotusdpc.com/become-a-member/, $75, 26-99.*
- *https://choicephysiciansgroup.com/membership/plans-and-pricing/, $60, 0-55.*
- *http://directmedicalcare.net/index.php/services, $80, all ages.*

8m. Average cost of catastrophic insurance plan, Sunflower Benefits Group, ages 26-64.

9m. Elevated membership at the Kansas City Wellness Club- most comprehensive membership plan.